December 29, 2006


By facsimile to (817) 795-0154 and U.S. Mail


Mr. Edward Stevens
President
Kingdom Koncrete, Inc.
4232 East Interstate 30
Rockwall, TX 75087

Re:	Kingdom Koncrete, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-1
	Filed December 13, 2006
File No. 333-138194

Dear Mr. Stevens:

We reviewed the filing and have the comments below.

Prospectus` Outside Front Cover Page

1. We note your response to prior comment 5. Change the date from April 15, 2006 to June 12, 2007 at the beginning of the first paragraph. Further, revise the phrase "after our offering is complete which we expect will be before June 12, 2007" to clarify that the offering will end or close on June 12, 2007.

The Offering, page 2

2. Refer to prior comment 7. As revised, it is unclear that the officers, directors, and their affiliates are limited to a maximum of
5,000 shares each or a cumulative total of 10% of the aggregate offering sold. Please revise so that the disclosure here is consistent with that on page 8.


Industry Overview, page 11

3. Refer to prior comment 12. As revised, it is unclear who the source is for the percentages of the total volume of ready-mixed concrete produced in the United States in 2005 that are presented in the second paragraph on page 12. We note that the initial registration statement indicated that F.W. Dodge was the source. Please revise.

Customers, page 14

4. Refer to prior comment 15. Revised disclosure states that although Kingdom Koncrete relies heavily on repeat customers, Kingdom
Koncrete is not dependent on any one customer. Clarify whether Kingdom Koncrete is dependent on a few customers as steady, repeat customers. See Item 101(b)(6) of Regulation S-B. If Kingdom Koncrete is dependent on a few customers as steady, repeat customers, state the amount of revenues attributable to them during the periods presented in the financial statements.

Undertakings, page 24

5. Refer to prior comment 28. As noted previously, the undertakings required by Rule 430B are inapplicable to this offering. Please remove the reference to Rule 430B and the related undertaking.

Unregistered Securities Issued or Sold Within One Year, page 25

6. We note the response to prior comment 21 and the revised disclosure here that Kingdom Koncrete issued 350,000 shares in August
2006 to Ascot Investors, LLC for its ownership in Kingdom
Concrete,
Inc. and Ascot Investors, LLC subsequently sold 150,000 of its 350,000 shares of common stock to an unrelated individual. Since Kingdom Koncrete, Inc., a private holding company incorporated in Nevada, was formed on August 22, 2006 to acquire 100% of the outstanding common stock of Kingdom Concrete, Inc., a private company incorporated in Texas, it is our view that both before and after the business combination or transaction the promoters or affiliates and their transferees are underwriters of the securities issued and the securities involved may only be resold through registration under the
Securities Act. See our Worm no-action letter, publicly available January 21, 2000. Please include as a discrete risk factor a discussion and analysis of the violation of the registration requirements of section 5 of the Securities Act, including attendant liabilities.


Notes to the Consolidated Financial Statements, August 31, 2006

7. Revised disclosure in note 3 indicates that Kingdom Koncrete acquired machinery and equipment through a BankOne SBA loan on September 12, 2003 in the amount of $70,000 due August 12, 2009, with a remaining balance of $39,508 as of August 31, 2006. Since a material portion of the loan is to be repaid after the registration statement`s filing, file the loan agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Exhibit 5.1

8. Counsel must opine that the shares are duly authorized as part of its determination that the shares are legally or validly issued.
Please revise.

Exhibit 11.1

9. Refer to prior comment 30. As requested previously, specify under
"RE" by file number or otherwise the registration statement for which the opinion and consent are being filed as an exhibit.

Closing

	File an amendment to the SB-1 in response to the comments. To expedite our review, Kingdom Koncrete may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Kingdom
Koncrete thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Kingdom Koncrete and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Kingdom Koncrete requests acceleration of the registration statement`s effectiveness, Kingdom Koncrete should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Kingdom Koncrete from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Kingdom Koncrete may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Kingdom Koncrete provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
   Legal Branch Chief


cc:	T. Alan Owen, Esq.
	The Owen Law Firm, P.C.
	1112 East Copeland Road, Suite 420
	Arlington, TX 76011



Mr. Edward Stevens
December 29, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE